FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                Name and Address of Company

Talisman Energy Inc.
Suite 2000
888 – 3rd Street SW
Calgary, AB  T2P 5C5

Item 2                      Date of Material Change

July 23, 2012

Item 3                     News Release

A news release disclosing the material change was issued through Marketwire on
July 23, 2012.

Item 4                       Summary of Material Change

Talisman Energy Inc. (“Talisman”) has agreed with Sinopec International Petroleum Exploration and Production Corporation (“Sinopec”) for Sinopec to acquire a 49 per cent equity interest in Talisman’s UK North Sea business, for US$1.5 billion.

Item 5.1                    Full Description of Material Change

Talisman has reached an agreement in the North Sea with Sinopec, whereby Sinopec will acquire a 49% equity interest in Talisman's UK North Sea business, Talisman Energy (UK) Limited (“TEUK”), for $1.5 billion.

Talisman entered the North Sea in 1994 and today holds operated and non-operated interests in 46 fields, and operates 11 offshore installations and an onshore terminal. The portfolio includes opportunities for infill wells, project developments and exploration.

The deal structure will be a corporate joint venture whereby Sinopec will buy 49% of the shares of TEUK for $1.5 billion, with adjustments for working capital. This will proportionately reduce Talisman's share of capital spending, production and abandonment liabilities for its UK business. The effective date of the sale is January 1, 2012, and the transaction is expected to close by the end of this year, subject to government and regulatory approval.

The joint venture plans to invest to improve ongoing operating performance, as well as infill drilling, exploration opportunities and major projects, thereby extending field life and deferring decommissioning. Talisman and Sinopec share a philosophy of safe operations, which will continue to be the number one priority of the joint venture.

TEUK will operate the assets, and Sinopec will appoint select personnel into key positions within the organization. TEUK is based in Aberdeen, Scotland and employs 564 full-time employees, with approximately 1,950 core contractors. No reductions to TEUK personnel are expected as a result of this transaction.

Talisman plans to implement a normal course issuer bid, to repurchase approximately $500 million of its common shares, on both the TSX and NYSE, subject to regulatory approval.

Item 5.2                  Disclosure for Restructuring Transactions

N/A

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                     Omitted Information

N/A

Item 8                     Executive Officer

For further information, contact Robert R. Rooney, Executive Vice-President, Legal and General Counsel by telephone at (403) 237-1450.

Item 9                     Date of Report

July 27, 2012

Advisories
Forward-Looking Information

This material change report contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; planned investment increase over the next several years, collectively by Talisman and Sinopec, in the UK and resulting development drilling, infrastructure-led exploration and growth projects; expected extension in field life and deferral of decommissioning; planned share repurchases and value of such repurchases; expected timing of the closing of the transaction; planned use of proceeds from the transaction; and other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by Talisman with securities regulatory authorities. Talisman believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices. Closing of any transactions will be subject to receipt of all necessary regulatory approvals and completion of definitive agreements.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this material change report. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the Talisman's commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of Talisman's risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect Talisman's operations or financial results or strategy are included in Talisman's most recent Annual Information Form. In addition, information is available in Talisman's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Forward-looking information is based on the estimates and opinions of Talisman's management at the time the information is presented. Talisman assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Dollar amounts are presented in US dollars.